

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

November 13, 2009

Spiros Sinnis
President and CEO
Prime Estates and Development, Inc.
4709 West Golf Rd., Suite 425
Skokie, Illinois 60076

> **Re:** **Prime Estates and Development, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2009**
> **File No. 333-162177**

Dear Mr. Sinnis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing and owning real estate properties. However, your disclosure shows that, as of July 31, 2009, you had no assets, no revenues, no operations, and no contracts regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $60,004. It is uncertain from your disclosure whether the company will be able to implement a business plan based its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2. We note that your plan of business is primarily that of acquiring and holding for investment real estate or interests in real estate. Therefore, it appears your registration statement should be filed on Form S-11, not on Form S-1. Please revise or advise.

3. We note that you are registering the resale of securities purchased by the selling shareholders between July and October 2009. Please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering. Refer to C&DI, Securities Act Rules 612.09.

4. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

5. We note that certain aspects of your disclosure may be confusing to investors. Please use terms that an ordinary investor could understand. For example only, please explain what you mean by the following terms:

    - "conduit," page 6;
    - "mezzanine," page 6;
    - "cross-collateralization," page 6;
    - "bottom up, fundamental analysis," page 24; and
    - "top-down analysis," page 24.

Cover

6. Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Summary Information and Risk Factors, page 4

7. We note the discussion of your business. Please balance your disclosure in the summary by discussing your competitive weaknesses and risks associated with your business and the offering. In particular, please include a discussion of the most significant risk factors associated with an investment in your securities, including your lack of operating history, the fact that you have not yet generated any revenues, and the going concern opinion issued by your auditors, including a brief explanation of its relevance to investors. In addition, please disclose, if true, that you need additional sources of funding before you can begin operations and that you have not identified any sources for this funding.

8. We note your statement on pages 4 and 23 that: "Assuming we raise sufficient funding, our investment strategy is designed to provide investors with a diversified portfolio of real estate assets." We further note your disclosure on page 6 that you have limited investment diversification in that you may own only one or a limited number of properties. Please revise to clarify this apparent discrepancy.

Risk Factors

"It may be difficult for stockholders to enforce any judgment obtained…," page 12

9. We note that all of your assets may be located outside of the United States and that two of your directors and officers are nationals or residents of Greece. Please revise your disclosure to identify any assets located outside of the United States and the two directors and officers that are nationals or residents of Greece. In addition, please clarify where you plan to conduct your operations.

"We will be subject to penny stock regulations…," page 13

10. We note your disclosure that if your common stock becomes a "penny stock," you may become subject to Rule 15g-9 under the Exchange Act. Please revise your disclosure to state that pursuant to Rule 3(a)(51) of the Exchange Act, your common stock is already a "penny stock" subject to the requirements of Rule 15g-9.

Plan of Distribution, page 17

11. We note you disclosure within this section that you will pay all expenses of registering the securities. We also note that the issuance and distribution of the shares in this offering will cost $60,004 and that you have no available cash. Given your current lack of revenue, please explain in the MD&A section where you will obtain the additional funds to cover these costs.

Directors, Executive Officers, Promoters and Control Persons, page 19

12. We note that you do not have a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Description of Business, page 23

13. Please discuss in greater detail whether you intend to hold investment properties for sale to the public or do you intend to lease them to potential tenants.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

14. Please describe the company's plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

15. We note your disclosure on page 28 that you may invest in real estate-related securities, including securities issued by other real estate companies. Please provide greater detail here and throughout your prospectus regarding your planned investments in real estate-related securities. For example, you should state the type of securities you will be investing in, the percentage of your business that will be securities investment, and the general purpose for which you are investing. As appropriate, you should also include a separate risk factor in your Risk Factors section which considers the market risk to your securities portfolio.

16. We note your statement on page 28 that your management and board have extensive experience investing in numerous types of properties. Please revise to state, for each individual, the specific experience investing in real estate, including the types of properties, the locations of such properties and whether such properties were developed, held for investment or sold.

Plan of Operation, page 29

17. We note your disclosure on page 29 regarding the creation of your website. Please state whether your reporting information will be made available to investors on your planned website.

18. You disclose that you have not completed any closings that would result in revenue to date. Please clarify if you have yet identified any properties for acquisition.

Liquidity and Capital Resources, page 29

19. Given your auditor's going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity or incur debt obligations, you should disclose your plans to do so. To the extent you are unable to obtain financing or capital, please clarify if you will be able to implement any portion of your business plan.

Certain Relationships and Related Transactions, page 30

20. Please state the name of each promoter and the nature and amount of anything of value received or to be received by each promoter directly or indirectly as required by Item 404(c) of Regulation S-K.

Reports to Shareholders, page 32

21. Please revise to clarify the dates in this section as appropriate.

Prime Estates and Developments, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm, page F1

22. We note that the report of your independent registered public accounting firm does not indicate the city and State where issued, as required by Rule 2-02 of Regulation S-X. Please file an amendment to your Form S-1 to include a report of your independent registered public accounting firm, which fully complies with Article 2 of Regulation S-X.

Note 1 – Nature of Business & Accounting Policies, page F6

Summary of Significant Accounting Policies, page F6

23. Please revise your filing to disclose your accounting policy for organizational and offering costs. Please tell us the accounting guidance that you relied upon to determine your policies. Also, advise us if any costs have been paid on your behalf by related parties/affiliated entities.

Part II – Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page 42

24. Your disclosure under this heading and in Note 5 to your financial statements, states that between July 2009 and October 2009, you sold 392,000 shares to 4 U.S. and 39 non-U.S. investors at a price of $.10 per share for aggregate consideration of $39,200. However, we note neither your Statement of Stockholders' Deficit nor your Statement of Cash Flows reflects any such sales for the period from your inception to July 31, 2009. Please clarify for us when the aforementioned sales took place and revise your disclosure as necessary or restate your financial statements to reflect any sales that took place on or before July 31, 2009.

*   *   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Staff Attorney

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.
        Via Facsimile: (813) 832-5284